[Letterhead of Dollar General Corporation]

February 18, 2009

Mr.  H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3561

Washington, D.C. 20549

RE:

Dollar General Corporation

Form 10-K for the Fiscal Year Ended February 1, 2008

Filed March 28, 2008

Form 10-Q for the Fiscal Period Ended October 31, 2008

Filed December 3, 2008

File No. 1-11421

Dear Mr. Owings:

This letter is in response to your letter dated January 30, 2009, which we received by facsimile on that same date, providing comments from the Securities and Exchange Commission staff (the “staff”) regarding the filings of Dollar General Corporation (the “Company”) referenced above.

As you will note from the detailed responses set forth below, we have attempted to provide the additional information requested and, when appropriate, have sought to clarify for the staff the rationale underlying our disclosure decisions. In most instances, we agree with the staff’s suggestions and will comply with them in all future filings as detailed below. In other instances where we respectfully disagree with the staff’s comments, we have set forth the bases underlying our position that the current disclosure is appropriate. We would be happy to respond to any further questions or suggestions you or your staff may have.

The Company’s specific responses to your comments are set forth below:

Form 10-K for the Fiscal Period Ended February 1, 2008

Selected Financial Data, page 22

1.

Please provide footnotes to the Selected Financial Data which explain how comparable store sales and net sales per square foot are determined.

COMPANY RESPONSE:

We propose to add the following footnote disclosures to the Selected Financial Data table to the extent applicable in future filings:

“(5) Net sales per square foot was calculated based on total sales for the preceding 12 months as of the ending date of the reporting period divided by the average selling square footage during the period, including the end of the fiscal year, the beginning of the fiscal year, and the end of each of the Company’s three interim fiscal quarters. For the period from February 3, 2007 through July 6, 2007, average selling square footage was calculated using the average of square footage as of July 6, 2007 and as of the end of each of the four preceding quarters.  For the fiscal year ended February 3, 2006, net sales per square foot was calculated based on 52 weeks’ sales.

(6) For fiscal periods ending after February 3, 2006, same-store sales were calculated based upon stores that were open at least 13 full fiscal months and remained open at the end of the reporting period. For fiscal periods ending on or before February 3, 2006, same-store sales included stores that were open both at the end of the reporting period and at the beginning of the preceding fiscal year. The Company excludes the sales in the 53rd week of a 53-week year from the same-store sales calculation.”

Item 7.  Management’s Discussion and Analysis of Financial Condition and . . ., page 24

2.

In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.  As examples only, please address the following:

COMPANY RESPONSE:

In response to your comment, we respectfully acknowledge our ongoing obligation to comply with Item 303 of Regulation S-K and related Commission guidance, particularly as it relates to disclosure of known material trends and uncertainties that are reasonably likely to have a material impact on our financial position, results of operations or liquidity.  In this regard, we note that we have historically been able to adapt to economic downturns without material impact on such items due to the nature of our retail operations, which serve the consumable and other basic needs of customers by offering highly competitive everyday low prices in convenient store locations located across a broad geographic area. To clarify, we disclosed the examples cited in your comment letter in the fiscal 2007 Form 10-K because we believed that, as strategic initiatives undertaken to generally improve our overall operational and financial performance, the discussion would provide context for the reader of our financial discussion in MD&A. Additional detail regarding each example is set forth below:

•

In the first paragraph on page 26, you state that, based on the completion of Project Alpha in 2006, you slowed your store growth, closed 403 stores that “did not meet [y]our recently developed store criteria,” and eliminated your packaway inventory strategy. Also, you state that in 2006 you implemented the EZstore process. Please describe these actions in greater detail and discuss how they will impact your operations going forward.

COMPANY RESPONSE:

We described Project Alpha and each of its material components in detail beginning on page 5 of the Form 10-K and respectfully submit that repetition of that detail in MD&A would not be useful to the reader. To the extent Project Alpha or any of its components is material with respect to disclosure in future filings, we propose to modify such future disclosure to address this aspect of the comment by including a cross-reference to the detailed description elsewhere in the document.  Because Project Alpha was substantially completed by the end of fiscal 2007, we do not believe that any of the actions referenced in your comment will require disclosure with respect to fiscal 2008 or future periods under Item 303 of Regulation S-K.

•

Also in the first paragraph on page 26, you state that you believe that the elimination of packaway inventory and the implementation of your EZstore process “contributed to [y]our ability to show significant improvements in the shopability and manageability of [y]our stores in 2007” and “also led to [y]our successful reduction of store employee turnover in 2007.”  Please discuss the bases for these beliefs and their impact, if any, in future periods.

COMPANY RESPONSE:

The EZstore process, initially implemented across the chain in fiscal 2005 and 2006 and further refined in 2007, is a proprietary process that simplifies the way we receive, unload and stock merchandise in the stores. The EZstore process has eliminated the time our store employees spend unloading merchandise deliveries and has significantly reduced the amount of time spent handling and sorting merchandise in the stores. In the fourth quarter of 2006, we announced a plan to eliminate the strategy of “packing away” end of season merchandise and then putting the merchandise back on the shelves to be sold in future periods. The old packaway process required a significant amount of store labor and, because packaway merchandise had to be returned to the sales floor the following year, constrained our ability to effectively add and display new merchandise in subsequent years. Fiscal 2007 was a transition year for the elimination of packaway inventory, and our comments regarding improved shopability and manageability were based on (1) the overall physical appearance of the stores and stockrooms which we believed were substantially impacted by both the EZstore process and the elimination of packaway inventory due to the reasons discussed above, (2) improved employee turnover statistics and ongoing interactions with store employees regarding improved job satisfaction, and (3) positive customer response supported by increased sales performance. Because the EZstore process and the elimination of the packaway strategy are now part of our routine operations, we do not anticipate that they will require future disclosure under Item 303 of Regulation S-K.

•

In the second paragraph on page 26, you state that in 2007 you “worked closely with KKR to refine [y]our strategic initiatives and set goals to improve [y]our operational and financial performance.”  Specifically, you state that you continued to slow store growth, defined specific operational and financial benchmarks to monitor and measure your progress against your management processes, refined your real estate processes, improved your distribution and transportation logistics, and accelerated your efforts to refine your pricing strategy, increase direct foreign sourcing, and expand your private label offering.  In this regard, you state that “[a]ll of these initiatives are ongoing,” and that you “continue to expect them to positively impact [y]our gross profit, sales productivity, and capital efficiency in 2008 and beyond.” Please describe in greater detail each of these initiatives and discuss the manner in which you expect them to positively impact your operations going forward.

COMPANY RESPONSE:

The various strategic initiatives, goals and measurements referred to as being determined with input from KKR in 2007 was a comprehensive list of areas we identified as opportunities for improvement and as specific areas of focus for fiscal 2008. Most of these were again referred to on page 27 of the Form 10-K as “2008 Priorities.” Comments referring to these efforts as “ongoing” were intended to communicate the fact that we had been addressing these opportunities throughout the year and that we expected to continue to do so. We have provided more detail below regarding each of these initiatives.

•

Our decision to continue to slow store growth was made to allow management adequate time to complete Project Alpha and to evaluate and improve on our recent operating performance.

•

We disclosed that we defined specific operational and financial benchmarks to monitor and measure progress against our management processes to communicate to investors that we had added new discipline and new tools to trace our efforts, a practice strongly encouraged by our Board.

•

We refined our real estate processes to add new tools, as discussed below, to allow us to better evaluate stores and markets.

•

We improved our distribution and transportation logistics.  Among other projects, during the 2007 time period we continued to improve on various aspects of the EZstore process, including handling of merchandise at the distribution centers and improved trailer utilization.

•

We accelerated our efforts to refine pricing strategy, increase direct foreign sourcing, and expand private label offering.  Each of these areas had previously been disclosed as possible opportunities for sales and gross margin improvement.  We believe that both foreign sourcing and private label offer opportunities to add new items to our merchandise mix, and we also believe these items offer opportunity for enhancing our gross profit rate.  Historically, foreign sourcing and private label items have been additive to our gross profit and we believe these opportunities exist for the foreseeable future. In 2007, efforts to define and quantify these opportunities were accelerated, and metrics to begin tracking our progress were developed.  We believe further discussion of these efforts in the 2007 Form 10-K would have been premature.  We plan to update our progress and be more specific as to the nature of these efforts in our 2008 Form 10-K, including our ability to better track competitive pricing and response to cost increases, further development of our foreign sourcing team and capabilities, and changes in our private label efforts, including the addition of new items and enhanced quality that have contributed to an increase in private label penetration in our highly consumables sales.

To the extent any of these actions will have or are reasonably likely to have a material impact to our operations going forward, we will discuss such impact or anticipated impact in the MD&A section of future filings.

•

In your 2008 Priorities subsection on page 27, you state that you plan to continue to improve on your value and convenience model by implementing merchandising and operational improvements. In this regard, you state that you “are focused on further improving [your] financial performance” by taking certain actions you describe in the bullet points on the bottom of page 27 and the top of page 28. Please describe in greater detail how you will undertake these actions. For example, you state that you are focused on improving your gross margins by decreasing inventory shrink, refining your pricing strategy, optimizing your merchandise offering, expanding and improving your private label offering, and improving and expanding your foreign sourcing. Please discuss the manner in which you plan on accomplishing each of these goals.

COMPANY RESPONSE:

The response to comments regarding the implementation of our 2008 Priorities is similar to the immediately prior response. We have updated the status of these priorities in our fiscal 2008 quarterly filings and will provide additional information as appropriate in the fiscal 2008 Form 10-K.

•

On page 28, you state that you plan to open approximately 200 new stores and to remodel or relocate approximately 400 stores in 2008. Please discuss how you will choose where to open the new stores and how you will choose which stores to remodel or relocate.

COMPANY RESPONSE:

With regard to planned new store openings, our criteria are based on numerous factors including, among other things, availability of appropriate sites, expected sales, lease terms, population demographics, competition, and the employment environment. We use various real estate site selection tools to determine target markets and optimum site locations within those markets. With regard to new store expansion in fiscal 2008, our plans included expansion only within our existing markets. With respect to store relocations, we begin to evaluate a store for relocation opportunities approximately 18 months prior to the store’s lease expiration using the same basic tools and criteria as those used for new stores. Remodels, which require a much smaller investment, are determined based on the need, the opportunity for sales improvement in the location and an expectation of a desirable return on investment. We plan to include comparable disclosure in our future filings, including the 2008 Form 10-K.

Results of Operations, page 29

3.

We note that your analysis of results for 2007 combines the results of the predecessor and successor companies. Please remove your presentation of combined results for 2007 as we do not believe it is meaningful or appropriate to merely combine information for the predecessor and successor periods given the change in basis resulting from the merger. Instead, you should separately discuss the historical results of the predecessor and the successor periods for 2007. If you believe that a comparison of pro forma results would provided valuable information and possibly a more relevant analysis of trends and changes, we will not object if you wish to augment your analysis of historical results by providing a supplemental analysis comparing the pro forma results of the successor for the year ended February 1, 2008 to the pro forma results for the year ended February 2, 2007, where the pro forma information is prepared in accordance with the guidance in Article 11 of Regulation S-X. If you choose to present this pro forma analysis, you should explain to your readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation. Typically the presentation of pro forma statements of operations for the years ended February 1, 2008 and February 2, 2007 will be necessary in order to facilitate an understanding of the basis of the information being discussed, unless those same statements are already included in the filing. Please note that your analysis of results for 2006 as compared to 2005 should remain on a historical basis.

COMPANY RESPONSE:

In future periodic filings that discuss 2007 results, we will discuss the historical results of the predecessor and successor periods separately rather than on a combined basis. Note, however, that there were no purchase accounting or other adjustments to net sales as a result of the Merger. Accordingly, while net sales information would be set out by predecessor and successor period in the Selected Financial Data table and in the table we voluntarily include under Results of Operations in MD&A, we believe it would be less confusing for the reader to discuss in the Results of Operations narrative 2007 net sales and other amounts presented related to 2007 net sales calculated using the 2007 52-week fiscal year.  In addition, we intend to provide a supplemental analysis of the applicable pro forma periods in compliance with Article 11 of Regulation S-X and explanations as to how the pro forma presentation was derived, why we believe this presentation to be useful, and any potential risks associated with using such a presentation.

4.

Where you discuss the percentage change in comparable store sales from year to year, please disclose the dollar amount of comparable store sales and the number of stores included in comparable store sales for each period. We believe such disclosure would allow investors to better understand the portion of the overall change in net sales that relates to new stores versus comparable stores. Please disclose this same information under Selected Financial Data for all five periods presented.

COMPANY RESPONSE:

In future filings where we discuss the percentage change in comparable stores sales from year to year, we will disclose the dollar amount of comparable store sales and the number of stores included in the same-store sales calculations, and will disclose this same information under Selected Financial Data for all five periods presented.  Note that consistent with our response to Comment 3 above, we would present the 2008 comparable stores sales comparison to 2007 and the 2007 comparable store sales comparison to 2006 calculated using the 2007 52-week fiscal year.  We propose to modify our disclosures substantially as follows to the extent applicable in future filings, using anticipated fiscal 2008 Form 10-K disclosure as an example:

“The net sales increase in 2008 primarily reflects a same-store sales increase of 9.0% compared to 2007.  Same-store sales include stores that have been open for 13 months and remain open at the end of the reporting period.  For the 2008 fiscal year, there were 8,153 same-stores which accounted for sales of $10.12 billion. There were no purchase accounting or other adjustments to net sales as a result of the Merger, therefore, the 2007 net sales and other amounts presented related to 2007 net sales are calculated using the 2007 52-week fiscal year.”

We propose to modify future Selected Financial Data substantially as follows, using anticipated 2008 Form 10-K disclosure as an example:

(Dollar amounts in millions)

	Successor		Predecessor
	Fiscal Year Ended			Fiscal Year Ended
	January 30, 2009	July 7, 2007 through February 1, 2008	February 3, 2007 through July 6, 2007	February 2, 2007	February 3, 2006	January 28, 2005
Other Financial and Operating Data:
Same-Store Sales Growth	9.0%	1.9%	2.6%	3.3%	2.2%	3.2%
Same-Store Sales	$10,116.9	$5,264.2	$3,656.6	$8,327.2	$7,555.8	$6,589.0
Number of Same Stores	8,153	7,735	7,655	7,627	7,186	5,932

Liquidity and Capital Resources, page 33

5.

Please remove your discussion of combined changes in cash flows for the predecessor and successor periods for 2007 as we do not believe it is meaningful or appropriate to merely combine such information. Instead you should separately discuss cash flows for the historical predecessor and successor periods as presented in the statements of cash flows.

COMPANY RESPONSE:

In future filings where applicable, we will separately discuss in the “Liquidity and Capital Resources” section of MD&A cash flows for the historical predecessor and successor periods as presented in the statements of cash flows.

Cash Flows from Financing Activities, page 45

6.

You state that to finance your merger, you issued common stock in the amount of approximately $2.8 billion. Please tell us where in the document you discuss this issuance of $2.8 billion in common stock. If you have not discussed this issuance in your document, please do so in future filings.

COMPANY RESPONSE:

The reference to the $2.8 billion ties to the amount reported in the “Issuances of Common Stock” line item for the Successor on the Consolidated Statements of Cash Flows on page 58.  The common stock issuance constituted part of the merger transactions referenced in several places in the Form 10-K.  Specifically, this issuance is discussed in Note 2 to the Notes to Consolidated Financial Statements beginning on page 73 and in the “Merger with KKR” section of MD&A beginning on page 24.   Note 2 provides, in pertinent part, as follows:

“The aggregate purchase price was approximately $7.1 billion, including direct costs of the Merger, and was funded primarily through debt financings as described more fully below in Note 6 and cash equity contributions from KKR, GS Capital Partners VI Fund, L.P. and affiliated funds (affiliates of Goldman, Sachs & Co.), Citi Private Equity, Wellington Management Company, LLP, CPP Investment Board (USRE II) Inc., and other equity co-investors (collectively, the “Investors”) of approximately $2.8 billion (553.4 million shares of new common stock, $0.50 par value per share, valued at $5.00 per share).  Also in connection with the Merger, certain of the Company’s management employees invested, and were issued new shares representing less than 1% of the outstanding shares, in the Company.”

The “Merger with KKR” section of MD&A provides, in pertinent part, as follows:

“KKR, GS Capital Partners VI Fund, L.P. and affiliated funds (affiliates of Goldman, Sachs & Co.), Citi Private Equity, Wellington Management Company, LLP, CPP Investment Board (USRE II) Inc., and other equity co-investors (collectively, the “Investors”) indirectly own a substantial portion of our capital stock through their investment in Parent.

The Merger consideration was funded through the use of our available cash, cash equity contributions from the Investors, equity contributions of certain members of our management and the debt financings discussed below. Our outstanding common stock is now owned by Parent and certain members of management.”

Financial Statements for Fiscal Year Ended February 1, 2008, page 53

Report of Independent Registered Public Accounting Firm, page 53

7.

We note that your independent accountants have provided an opinion on your consolidated statements of operations, shareholders’ equity and cash flows for the periods from March 6, 2007 to February 1, 2008 (Successor) and February 3, 2007 to July 6, 2007 (Predecessor) and the years ended February 2, 2007 and February 3, 2006 (Predecessor). The opinion on the stub periods for the Successor and

Predecessor overlap and, in addition, the period from March 6, 2007 to February 1, 2008 (Successor) does not agree to the period for the Successor shown in the headings on the related financial statements. While we understand that the intent is to include the activity of Buck Acquisition Corp. for the period from March 6, 2007 through February 1, 2008 in the Successor period, the periods shown in the opinion do not clarify this presentation. Please have your independent accountants revise their opinion to present the periods covered in a manner more consistent with your financial statement presentation.

COMPANY RESPONSE:

Our consolidated statements of operations and cash flows included a footnote associated with the presentation of the Successor period July 7, 2007 through February 1, 2008 which stated the following:

“Includes the results of operations of Buck Acquisition Corp. for the period prior to its merger with and into Dollar General Corporation from March 6, 2007 (its formation) through July 6, 2007 (reflecting the change in fair value of interest rate swaps), and the post-merger results of Dollar General Corporation for the period from July 7, 2007 through February 1, 2008.  See Notes 1 and 2.”

We presented such information in this manner as we believed it enhanced the understanding of each of these statements in that such statements primarily contained the operations of the acquired entity from July 7, 2007 through February 1, 2008.  However, such financial statements technically represent the financial statements of Buck Acquisition Corp. from its formation on March 6, 2007.  The only transactions included in such financial statements prior to the merger related to interest rate swaps.

Based on your comment, in future filings where applicable we will revise the heading for this column in each statement to read “March 6, 2007 to February 1, 2008” (which will conform to the Report of Independent Registered Public Accounting Firm) and will leave the existing footnote as is to explain that the operations of the acquired entity are only included beginning with the merger date of July 7, 2007.

Note 1. Basis of presentation and accounting policies, page 59

8.

We note your disclosure that the consolidated financial statements include all of your subsidiaries except for a not-for-profit subsidiary with immaterial assets and revenues. Please tell us why you have excluded this subsidiary from your consolidated financial statements and the basis in GAAP for your accounting. Please also tell us how this subsidiary was treated in your determination and allocation of the purchase price in the Merger.

COMPANY RESPONSE:

The Company is the sole member in a not-for-profit, public benefit member corporation, Dollar General Literacy Foundation (the “Foundation”).  The Foundation is governed by a board of directors that includes both our employees as well as outside directors, all of which are appointed by us.  The Foundation collects funds from the public (through collection boxes set up at store locations and through other fundraising activities) and distributes these funds to charitable organizations focused on literacy.

By its charter, the Foundation organized to operate exclusively for charitable purposes, and no assets of the Foundation are to be paid to, or for the benefit of, any private individual or entity.  Thus, the Foundation’s assets are restricted as to use such that they cannot be used for any purpose other than for these charitable activities.

The assets of the Foundation are approximately $26.0 million (unaudited) and $21.5 million for the fiscal year ending January 31, 2009 and January 31, 2008, respectively.  Contribution income totaled approximately $10.7million (unaudited) and $11.4 million for the fiscal year ending January 31, 2009 and January 31, 2008, respectively.

ARB 51, Consolidated Financial Statements and FAS 94, Consolidation of All Majority Owned Subsidiaries, requires consolidation of all majority-owned subsidiaries unless control is temporary or does not rest with the majority owner.  While we are the sole member of the Foundation and nominate its board of directors, we do not have control over this entity as (1) the operations of the Foundation and its assets are restricted by its charter as to use (can only be granted to charitable organizations), (2) we do not economically benefit from the operations of the Foundation, and (3) we do not have any rights to the assets of the Foundation.  We also noted in our review of FIN 46(R), Variable Interest Entities, that not-for-profit entities were excluded from the scope of this Interpretation.  We also considered, by analogy, the guidance contained within Chapter 11 of the AICPA Industry Guide for Healthcare Organizations, which states in Chapter 11.37 that if the entity is the sole corporate member of a not-for-profit entity, then consolidation is required unless control does not rest with the majority owner or the sole corporate member’s interest is limited by state law or contractual agreement.  In our case, our interest (and thus any benefit from ownership) is limited by the Foundation’s charter which restricts use of the Foundation’s funds to charitable purposes.

No value was allocated to this entity in our determination and allocation of the purchase price in the Merger.

Note 2. Merger, page 73

9.

It appears that the Merger falls within the scope of EITF 88-16 since a NEWCO was used to acquire an OLDCO in a single highly leveraged transaction. If you do not agree, please advise. If you do agree, please show us how you incorporated any carryover of predecessor basis into the purchase price determination. If due to an immaterial amount of continuing shareholders you did not apply this accounting, please explain and quantify how you were able to determine non-application was immaterial. We may have further comment.

COMPANY RESPONSE:

As discussed in Notes 1 and 2 to our consolidated financial statements, the Merger was accounted for as a reverse acquisition in accordance with the purchase accounting provisions of SFAS 141.  In evaluating the appropriate accounting for this transaction, consideration was also given to EITF 88-16.

Because Buck Acquisition Corporation, a non-transitory NEWCO established to effect Buck Holdings LP's acquisition of Dollar General Corporation, was merged with and into Dollar General Corporation, the legal acquirer in the Merger is Dollar General Corporation.  However, because virtually 100% of the outstanding interests in Dollar General Corporation became owned directly by Buck Holdings LP as a result of the Merger, and because Buck Holdings LP gained unilateral control (with rights to appoint and/or remove the entire governing body and/or management) of Dollar General Corporation as a result after the Merger, Buck Acquisition Corporation, a wholly-owned subsidiary of Buck Holdings LP, is the accounting acquirer in the Merger, thus constituting the Merger as a reverse merger transaction to be accounted for in accordance with SFAS 141.

We believe it would have been acceptable to also apply EITF 88-16 to the Merger, but the effect of any difference in accounting for the Merger under EITF 88-16 compared with SFAS 141 is by definition not material as the EITF 88-16 carryover interests, which relate solely to securities held by certain Dollar General Corporation executives, are virtually non-existent (less than 1%).   Furthermore, our decision to account for the subject transaction by full purchase accounting pursuant to SFAS 141 and not as a leveraged buy-out under EITF 88-16 would appear to be consistent with a speech given by the SEC staff at the 2005 AICPA National Conference On Current SEC and PCAOB Developments.  At the conference, the staff illustrated a transaction in which a NEWCO did not acquire the stock of an operating company, but instead merged with the operating company (i.e., the NEWCO did not survive). The staff said that such a transaction would not be within the scope of EITF 88-16.  The example transaction was the same as our transaction.

Note 7. Commitments and contingencies, page 84

Leases, page 84

10.

Please explain to us how you were able to conclude that it was appropriate to offset the Ardmore Note and the South Boston Notes against the related lease financing obligations for these distribution centers (“DCs”) because a legal right of offset exists. We note your disclosure that in 1997 and 1999 you sold three DCs located in Ardmore, Oklahoma and South Boston, Virginia for 100% cash consideration and concurrently leased the properties back for periods of 23 and 25 years. You say you reflected these transactions as financing obligations due to, among other things, the lessor’s ability to put the properties back to the Company under certain circumstances. You further disclose on page 13 of your October 31, 2008 Form 10-Q that the Merger and certain of the related financing transactions may be interpreted as giving rise to certain trigger events which may include events of default under the leases for these three DCs possibly requiring you to purchase the three DCs for a total net cost of approximately $112 million. We also note your disclosure that you do not believe such an interpretation would be appropriate under the terms of the leases or that resolution of the issues would result in the necessity to purchase the DCs and that you believe you have negotiated proposed lease terms that would be implement if the landlord were to sell or refinance the property. However, you say that the ultimate resolution of these negotiations is primarily dependent on conditions in the real estate and financial markets. Please be sure to include consideration of the impact of these factors on the existence of a legal right of offset in your response.

COMPANY RESPONSE:

Two transactions, the leases for South Boston, VA and Ardmore, OK, were accounted for as financing obligations due to the lessors’ ability to put the properties back to the Company under certain circumstances.  Thus, we reflected a financing obligation as a liability.

Subsequently, in unrelated transactions, we purchased secured promissory notes issued by third parties as financing for the original sales/leaseback transaction.  Such purchased secured promissory notes represented Company receivables from the landlords which approximated our financing obligations to the landlords under the related leases.  We believed that such secured promissory notes and financing obligations met each of the four criteria of FIN 39 for offsetting (a. each of the parties owed the other determinable amounts, b. we had the right to set off the amounts owed to the landlord with the amount the landlords owed to us, c. we intended to offset such amounts, and d. the right of setoff was enforceable at law).  The payments due to and from the landlords were equal, and no payments were being made to and from the other party.  Accordingly, we classified the note receivable as a contra liability in our consolidated balance sheets.

Of these two properties, only the Ardmore, OK lease is identified in the disclosure on page 13 of our October 31, 2008 Form 10-Q related to the impact of the Merger.  The possible default under this lease created by the Merger financing transactions and disclosed in subsequent filings, represents a contingent liability which does not currently impact the status of the contractual obligations of either party under the secured promissory note or lease.  At this date, the lessor has not made any demands or requests of us with respect to the possible default, and all agreements which historically existed have continued to be enforced.  Should future negotiations with respect to this lease or the underlying debt agreement result in changes to these agreements, the right of offset evaluation could certainly be impacted.

Item 11. Executive Compensation, page 116

Compensation Discussion and Analysis, page 117

11.

On the top of page 118, you state that “[p]rior to the Merger, the Compensation Committee selected Hewitt Associates as its compensation consultant.” Please tell us, and disclose in future filings, whether you retained Hewitt after the merger as an outside compensation advisor. If so, in future filings, please discuss whether your chief executive officer after the merger, Richard W. Dreiling, has met with representatives of Hewitt regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Hewitt has worked after the merger, if any. Also, please discuss whether the nature and scope of Hewitt’s assignment and the material elements of the instructions or directions given to it regarding the performance of its duties changed after the merger and, if so, describe the changes.

COMPANY RESPONSE:

The Company continues to use Hewitt Associates as an outside compensation advisor. We propose to include in future filings disclosure addressing the staff’s comments substantially as follows:

“Use of Outside Advisors.  Prior to the Merger, the former Compensation Committee selected Hewitt Associates as its compensation consultant and approved a written agreement with Hewitt which describes the general terms of the working relationship.  Hewitt remains a consultant to the Company subsequent to the Merger, and while the written agreement with Hewitt has not been formally renewed, we continue to operate consistent with its terms.

The written agreement with Hewitt specifies that Hewitt may perform compensation consulting services upon management or Committee request, which services may include competitive market pay analyses, support regarding legal, regulatory or accounting considerations impacting compensation programs, redesign of those programs, assistance with market data, trends and competitive practices, meeting preparation and attendance and other miscellaneous work.

While the Committee or any of its members may consult directly with Hewitt should it or they choose to do so, subsequent to the Merger Hewitt has directly dealt solely with Mr. Dreiling, Ms. Challis Lowe (while she served as our EVP of Human Resources) and Mr. Robert Ravener (since he became our SVP and Chief People Officer) (Ms. Lowe or Mr. Ravener, during the applicable time period, our “Senior HR Officer”), as well as with non-executive members of our human resources group, both with respect to management’s work in connection with named executive officer compensation (as described below under “Management’s Role”) and in connection with general employee compensation and benefits matters. Our Committee Chairman, Mr. Calbert, reviews with Mr. Dreiling and our Senior HR Officer information provided by Hewitt, along with Mr. Dreiling’s and our Senior HR Officer’s executive compensation recommendations.”

12.

In future filings, please discuss whether your executive officers, including Richard W. Dreiling, have a role in determining executive compensation following the merger, as David A. Perdue and Challis Lowe did before the merger.

COMPANY RESPONSE:

We propose to include in future filings disclosure to address the staff’s comments substantially as follows:

“Management’s Role.  Mr. Dreiling and the Senior HR Officer, along with non-executive members of our human resources group, assist Hewitt in gathering and analyzing relevant competitive data and identifying and evaluating various alternatives for named executive officer compensation (including their own). Mr. Dreiling and the Senior HR Officer regularly provide and discuss their recommendations regarding named executive officer pay components, typically based on Hewitt benchmarking data, to the Compensation Committee Chairman in between Committee meetings and to the full Committee at Committee meetings. Mr. Dreiling assesses named executive officer performance (with Mr. Bere’s assistance with respect to fiscal 2007 performance) for purposes of determining whether each named executive officer is eligible, as a threshold matter, for a base salary increase and for a Teamshare bonus payout in the event the relevant EBITDA performance level is achieved (each as discussed more fully below under  “Elements of 2008 Named Executive Officer Compensation”).

While the Board and the Committee valued and welcomed such input, Board and Committee members ultimately made all 2008 named executive officer compensation decisions.”

Elements of 2007 NEO Compensation, page 119

13.

On page 119, you state that because David A. Perdue and Richard W. Dreiling determined that each named executive officer performed satisfactorily in 2006 and 2007, “as a threshold matter each NEO was eligible for a salary increase.” Also, on page 121, you state that “[b]ecause Mr. Dreiling determined that each NEO performed satisfactorily overall of 2007, as a threshold matter each NEO was eligible to receive a 2007 Teamshare payout to the extent [you] achieved the relevant EBITDA performance target.” Therefore, it appears that your chief executive officer must make an individual determination regarding each named executive officer’s individual performance. If true, in future filings, please disclose the criteria that your chief executive officer uses to determine each named executive officer’s individual performance. In this regard, please discuss whether the determination is based on obtaining certain objective financial results or whether it is a subjective determination. If the business objectives are quantified, please specify those business objectives. See Item 402 (b)(2)(v) of Regulation S-K.

COMPANY RESPONSE:

As we indicated on pages 119 and 121 of our 2007 Form 10-K, for fiscal 2006 and 2007 we required NEOs to achieve a minimum level of satisfactory performance to establish threshold eligibility for base salary increases or for payouts under our Teamshare short-term incentive program.  To the extent that we continue to employ a similar threshold determination as part of our compensation program, we will modify our disclosure in future filings to clarify that this threshold determination is completely subjective and does not depend on the attainment of any specified objective financial results or other established, quantifiable performance goals.  If applicable in future filings, we propose to include discussion substantially as follows to elaborate on the operation of this threshold determination with respect to the performance of our NEOs, using fiscal 2007 as an example:

 “Following fiscal 2007, Mr. Dreiling (with input from Mr. Bere) subjectively assessed each NEO in the context of that NEO's job responsibilities and made a determination as to whether that NEO's performance for fiscal 2007 was satisfactory or unsatisfactory on an overall basis.  A determination of unsatisfactory performance would have precluded that NEO from receiving an increase in 2008 base salary or a Teamshare payout for 2007 performance regardless of whether we achieved our overall, objective EBITDA performance target for fiscal 2007.  A threshold determination of satisfactory performance did not by itself result in any variation in an NEO's compensation.  Rather, satisfactory performance merely created the possibility of an increase in base salary or a payout under the Teamshare program.  Once an NEO's eligibility was established, (1) the magnitude of any salary increase was determined on the basis of benchmarking information from Hewitt regarding the compensation and role of each NEO within our management structure in comparison to the compensation our peer companies provide to similarly situated executives and (2) the Teamshare payout was determined based upon our objective EBITDA performance. Because Mr. Dreiling determined that each such person performed satisfactorily overall, as a threshold matter each named executive officer was eligible to be considered for a 2008 salary increase.”

If we modify our compensation program in the future so that individual NEO performance against either subjective or objective standards does impact the actual level of an NEO’s compensation, we will provide detailed disclosure regarding those standards which resulted in the compensation variability.

14.

On page 120, you state that the compensation committee set the EBITDA-based performance level target at $570 million for 2007, with the threshold and maximum levels at 90% and 110% of $570 million, respectively. However, on page 121, you indicate that David L. Beré’s 2007 EBITDA-based performance levels were $630 million for the threshold payout, $700 million for the target payout, and $770 million for the maximum payout. In future filings, please clarify the 2007 EBITDA-based performance level threshold, target, and maximum amounts for all your named executive officers. Also, if these figures vary for different named executive officers, please explain the reason or reasons for the variation and the reason or reasons that you chose these particular varying percentages for the different named executive officers.

COMPANY RESPONSE:

The 2007 Teamshare program, including the EBITDA-based performance levels for all participants, was established prior to the Merger.  As noted on page 121, Mr. Bere’s 2007 EBITDA-based performance levels were renegotiated when he assumed the position of interim CEO upon Mr. Perdue’s resignation on July 6, 2007.  As noted on page 121, the new EBITDA-based target performance level was chosen to match the level used for vesting purposes for the performance-based options granted to the named executive officers on July 6, 2007. Mr. Bere’s renegotiated threshold and maximum performance levels were set at 90% and 110% of the target level, which was consistent with the formula for establishing threshold and maximum performance levels in the original 2007 Teamshare program.  The fiscal 2007 EBITDA-based performance levels otherwise did not vary among the named executive officers.

The fiscal 2008 EBITDA-based performance levels did not vary among the named executive officers and we anticipate such performance levels will not differ among the named executive officers in future years.  Accordingly, we do not anticipate the need for the requested disclosure in future filings. However, if these levels in fact vary for different named executive officers, and if the Teamshare bonus remains a material element of compensation, we will explain the reason(s) for the variation.

15.

On page 126, you state that Richard W. Dreiling’s potential Teamshare payouts for reaching the threshold, target, and maximum EBITDA-based performance levels were 50%, 100%, and 200% respectively, of base salary. Also, on page 121, you state that David L. Beré’s potential Teamshare payouts for reaching the threshold, target, and maximum EBITDA-based performance levels were 35%, 140%, and 280%, respectively, of base salary, and that the other named executive officers’ payouts for reaching the threshold, target, and maximum EBITDA-based performance levels were 32.5%, 65%, and 130%, respectively, of base salary. In future filings, please explain the reason or reasons for the variation and the reason or reasons that you chose these particular varying percentages for the different named executive officers.

COMPANY RESPONSE:

We respectfully submit that the reasons for the variation and the reason we chose these particular varying percentages for the named executive officers are currently set forth in the 2007 Form 10-K.  Beginning on page 121, we explain that the Committee set the payout ranges for all named executive officers (other than Messrs. Perdue, Dreiling and Bere) based upon benchmarking information regarding competitive target incentives for comparable positions in our market comparator group and the impact on total direct compensation relative to market median.  Specifically, we disclosed:

“In determining this range, the Committee reviewed Hewitt’s benchmarking information regarding competitive target incentives for comparable positions in our market comparator group. This analysis showed that our existing target salary payout percentages generally exceeded the market median, but that our total direct compensation would remain at or slightly above the market median because our long-term incentive compensation remains significantly below the market median. The Committee also continued to rely on Hewitt’s prior year benchmarking data which indicated that the typical practice was to set the threshold payout percentage at half of the target and the maximum payout percentage at twice the target. Accordingly, the Committee made no changes to the potential payout range for those NEOs from the prior year.”

We then explained that Mr. Bere’s payout range was renegotiated when he assumed the position of Interim CEO upon Mr. Perdue’s resignation on July 6, 2007, stating:

“Mr. Beré assumed the position of Interim CEO upon Mr. Perdue’s resignation on July 6, 2007.  At that time, the Board set Mr. Beré’s potential Teamshare payout percentages at 35% (threshold), 140% (target) and 280% (maximum) of base salary upon achievement of EBITDA-based performance levels of $630 million (threshold), $700 million (target), and $770 million (maximum).”

We commit to continuing to discuss in future filings the reasons for any material variance in the payout levels among named executive officers and the reasons that specific payout levels were chosen.  In this regard, we propose to include disclosure in our fiscal 2008 Form 10-K CD&A substantially as follows:

“The bonus to be paid to each named executive officer if Dollar General reached the 2008 target financial performance level was equal to the applicable percentage of each officer’s salary as set forth in the chart below. Such payout levels, which are consistent with prior years’ payout levels, were selected because they are competitive based on Hewitt data for the market comparator group.

Name	Target Payout Percentage
Mr. Dreiling (1)	100%
Mr. Bere (2)	70%
Mr. Tehle	65%
Ms. Guion	65%
Ms. Lanigan	65%
Mr. Buley	65%
Ms. Lowe	65%

(1)

Mr. Dreiling’s threshold and target bonus percentages are established in his employment agreement with us, and he was guaranteed a payout at least at the threshold level (50% of his target level) for fiscal 2008.

(2)

Per Mr. Bere’s April 9, 2008 letter agreement with us (the “Letter Agreement”), to the extent earned for February and March of 2008, any payout will be based on the Threshold Bonus (35%), Target Bonus (140%) and Maximum Bonus (280%) levels which were contemplated in Mr. Bere’s employment agreement entered into with us in fiscal 2007 (such payout levels had been settled upon as a result of active renegotiations with Mr. Bere when he assumed the position of Interim CEO and were deemed necessary to secure the critical services of Mr. Bere at that time).  We entered into the Letter Agreement at the end of the transition period which followed Mr. Dreiling’s hiring in January 2008 and ran through the date of the Letter Agreement (the “Transition Period”).  The Committee believed it was fair to use the bonus payout levels that were in place under the employment agreement during the Transition Period, but to modify those levels for all months after the Transition Period (as reflected in this table) to reflect the Hewitt data for the market comparator group relative to Mr. Bere’s new position of Chief Strategy Officer.

Payments for financial performance below or above the target level are prorated on a graduated scale commensurate with performance levels in accordance with the following schedule.

% of Target Performance Level	% of Bonus Target
95%	50%
96%	60%
97%	70%
98%	80%
99%	90%
100%	100%
101%	110%
102%	120%
103%	130%
104%	140%
105%	150%
106%	160%
107%	170%
108%	180%
109%	190%
110% (1)	200% (1)

(1)

For every 1% EBITDA increase over 110%, each named executive officer was eligible to receive an additional 7.1491% of his or her bonus target. Individual awards are capped at $2.5 million per the terms of the plan under which our Teamshare program operates.

This pro ration schedule, through 110% of the target EBITDA performance level (the prior maximum EBITDA performance level), is consistent with the pro ration schedule in prior years.  The Committee determined that the pro ration schedule for EBITDA performance above 110% of target should approximate a sharing between Dollar General and the Teamshare participants of 20% of the EBITDA dollars earned above that level.  When calculated against the total incentive dollars that would be paid at 110% of the target EBITDA performance level, the incremental incentive payout equated to an additional 7.1491% of each named executive officer’s bonus target for each additional 1% of EBITDA earned above 110% of the target level.”

Grants of Plan-Based Awards During Fiscal 2007, page 131

16.

In footnotes (3) and (5) to your table in this section and in footnote (1) to your table in the Outstanding Equity Awards and 2007 Fiscal Year-End section, you state that your board determined the fair market value of one share of your common stock on the grant date “in good faith.” In future filings, please disclose the factors considered by the board to make this determination.

COMPANY RESPONSE:

We commit to disclosing in future filings the factors considered by the Board in making the good faith common stock valuations.  Using as an example factors considered by the Board with respect to its last valuation of our common stock, we propose to modify our disclosure in future filings with respect to this matter as follows:

“The Board’s good faith determination of the fair market value of our common stock was based upon (1) a third party valuation as of May 2, 2008; (2) management’s opinion that no events have occurred between such third party valuation date and the date of the Board’s determination that would materially change the information used as a basis for such third party valuation; and (3) all other material factors known to the Board at the time of the determination, including a report on material pending and threatened litigation and financial results through the end of the period immediately preceding the date of such valuation.”

Outstanding Equity Awards at 2007 Fiscal Year-End, page 134

17.

In future filings, please include the last two columns in your table as required by Items 402(f)(2)(ix) and 402(f)(2)(x) of Regulation S-K or tell us why it is not appropriate for you to do so.

COMPANY RESPONSE:

We did not include the last two columns in such table for fiscal 2007 in reliance upon Item 402(a)(5) of Regulation S-K since such columns were inapplicable. Such columns will also be inapplicable with respect to outstanding equity awards at fiscal 2008 year-end.  Accordingly, we propose to modify our disclosure in future filings to address this matter, to the extent the columns remain inapplicable, substantially as follows:

“We have omitted from this table the columns pertaining to stock awards under equity incentive plans because they are inapplicable.”

Item 13. Certain Relationships and Related Transactions, and Director…, page 158

18.

In future filings, please disclose whether the terms in all of your transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.

COMPANY RESPONSE:

We respectfully submit that we have fully complied with the disclosure requirements set forth in Item 404(a) of Regulation S-K with respect to each of the transactions and agreements set forth in Item 13 of the 2007 Form 10-K, including Item 404(a)(6) (“any other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of the particular transaction”).  In connection with approval of the identified transactions, no determination was made as to whether such transactions were comparable to terms that could have been obtained from unaffiliated third parties, and in many instances such a determination would have been difficult or impossible given the absence of available comparable data.  We note supplementally that we have not relied on Instruction 4(c) to Item 404(a), which appears to be the only area in Item 404(a) that discusses comparability with unaffiliated transactions, in excluding disclosure of any potential related party transactions.

(c) Related Party Transactions, page 159

(1) Relationships with Management, page 159

19.

Some of the transactions and agreements with management you disclose in this subsection appear to fall under Instruction 5 to Item 404(a) of Regulation S-K. If true, in future filings, please do not include those transactions and agreements in this subsection or tell us why it is appropriate for you to do so.

COMPANY RESPONSE:

We understand that Instruction 5 to Item 404(a) allows omission of disclosure of an employment relationship or transaction involving an executive officer and any related compensation that has not been reported pursuant to Item 402 of Regulation S-K only if it has been approved by the compensation committee or by a group of independent directors.  As disclosed on page 117 of the 2007 Form 10-K, we did not maintain a compensation committee for a period of time subsequent to the Merger, and none of our Board members serving after the Merger are considered independent. Accordingly, certain compensatory transactions occurring during that time period (i) related to executive officers who were not included among our named executive officers and thus not disclosed pursuant to Item 402 and (ii) may not have otherwise met the requirements of Instruction 5 to Item 404(a), thus requiring disclosure.  Additionally, once we determined that it was appropriate to include disclosure of such transactions for those non-named executive officers, we concluded that it would be potentially misleading to omit disclosure of similar or identical transactions with our named executive officers, given the nature of the disclosures.  We re-established a compensation committee in March 2008 and, accordingly, do not anticipate similar disclosure to be required in our future filings.

(d) Related Party Transactions Approval Policy, page 165

20.

In future filings, please revise your disclosure to describe your current policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

COMPANY RESPONSE:

We propose to modify our disclosure in future filings to address this matter substantially as follows:

“On August 28, 2008, our Board adopted a written policy for the review, approval or ratification of “related party” transactions.  For purposes of this policy, a “related party” includes our directors, executive officers, and greater than 5% shareholders, as well as their immediate family members, and a “transaction” includes one in which (1) the total amount may exceed $100,000, (2) Dollar General is a participant, and (3) a related party will have a direct or indirect material interest (other than as a director or a less than 10% owner of another entity, or both).

Pursuant to this policy and subject to certain exceptions, all known related party transactions require prior Board approval. In addition, at least annually after receiving a list of immediate family members and affiliates from our directors, executive officers and over 5% shareholders, the Corporate Secretary will coordinate with relevant internal departments to determine whether any transactions were unknowingly entered into with a related party and will present a list of such transactions to the Board for review.

This policy authorizes Mr. Dreiling to approve a related party transaction in which he is not involved if the total amount is less than $1 million and if the Board is informed of transactions approved in this manner.  In addition, the following transactions are deemed automatically pre-approved and require no further Board approval or reporting to the Board:

•

Transactions involving a related party that is an entity or involving another company with a relationship to a related party if the total amount does not exceed the greater of $1 million or 2% of that company’s total annual consolidated revenues (total consolidated assets in the case of a lender) and no related party who is an individual participates in the actual provision of services or goods to, or negotiations with, us on the other company’s behalf or receives special compensation as a result.

•

Charitable contributions if the total amount does not exceed 2% of the entity’s total annual receipts and no related party who is an individual participates in the grant decision or receives any special compensation or benefit as a result.

•

Transactions where the interest arises solely from share ownership in Dollar General and all of our shareholders receive the same benefit on a pro rata basis.

•

Transactions where the rates or charges are determined by competitive bid.

•

Transactions for services as a common or contract carrier or public utility at rates or charges fixed in conformity with law or governmental authority.

•

Transactions involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

•

Compensatory transactions available on a nondiscriminatory basis to all salaried employees generally, or ordinary course business travel and expenses and reimbursements.

The policy prohibits the related party from participating in any discussion or approval of the transaction and requires the related party to provide to the Board all material information concerning the transaction. None of the requirements in the policy supersede or replace any separate procedures and requirements in our Code of Business Conduct and Ethics or other relevant policy.”

Form 10-Q for Fiscal Period Ended October 31, 2008

General

21.

The comments on the Form 10-K should also be implemented in future filings on Form 10-Q to the extent applicable.

COMPANY RESPONSE:

To the extent applicable and consistent with our responses above, we will implement the staff’s comments on the Form 10-K when preparing future Forms 10-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 31

22.

We note your disclosure in the discussions of the results of operations for the 13 and 39 week periods ended October 31, 2008 that you recorded LIFO charges of $15.7 million and $31.8 million, respectively. You describe these charges as resulting from inflationary product cost pressures primarily related to commodity cost increases and you disclose in Note 1 to your financial statements that you expect continued inflation. Please expand your disclosure to provide a discussion of the increased commodity cost pressures, the specific nature of such pressures and the anticipated impact of the expected continuing inflation on your future operating results particularly in light of current economic conditions. Please note that the anticipated effect of known trends is required disclosure. Refer to Item 303 of Regulations S-K.

COMPANY RESPONSE:

To the extent applicable in future filings, we will expand the LIFO disclosure to provide a discussion of the increased commodity cost pressures, the specific nature of such pressures and the anticipated impact of inflation on our future operating results.  Using fiscal 2008 disclosure as an example, we propose to modify our disclosure in future filings to address this matter substantially as follows:

“In 2008, the increased commodity cost pressures mainly related to food and pet products which have been driven by fruit and vegetable prices and rising freight costs.  Petroleum, resin, metals, pulp and other raw material commodity driven costs also resulted in multiple product cost increases.  Related to these commodity cost increases, the Company has recorded a LIFO charge of ___ million for the 52 week period ending January 30, 2009.  The Company intends to address these commodity cost increases through negotiations with our vendors and by increasing retail prices as necessary.  On a quarterly basis, we estimate the annual impact of commodity cost fluctuations based upon best available information at that point in time.

Financial Statements, page 2

Note 5. Commitments and contingencies, page 13

Legal proceedings, page 13

23.

We note your disclosure that you reached an agreement in principle to settle a class action shareholders’ lawsuit relating to the Merger. You disclose that you recorded a charge of approximately $34.5 million in the third quarter of 2008 in connection with the proposed settlement, which is net of anticipated insurance proceeds. Please quantify the insurance proceeds netted against this charge and tell us how you were able to determine that the collection of the insurance proceeds is probable. Your response should specifically address how the receivable meets all criteria for recognition.

COMPANY RESPONSE:

On November 23, 2008, prior to filing our third quarter interim consolidated financial statements, all defendants, including the Company, reached an agreement in principle to settle the class action claims arising out of the Company’s proposed sale to KKR.  Such claims have been disclosed as possible loss contingencies since their original filing.

Such settlement in principle changed our evaluation of the contingency from a possible loss to a probable and estimable loss which should be recognized in our third quarter consolidated financial statements.  The subsequent event provided new information as to the status of a contingent liability which existed at the balance sheet date, requiring the loss, if estimable, to be accrued.  The charge recorded in the third quarter of $34.5 million was net of expected insurance proceeds of $7.5 million.  As part of the negotiations, agreements were reached requiring us to make a $40 million payment to the plaintiffs in settlement of all claims, and we incurred estimated legal expenses of approximately $2 million.  In addition, our insurance carrier was represented in the negotiations by separate legal counsel, with the insurance carrier agreeing to cover a portion of the settlement (which agreement was summarized by the insurance carrier in communications to us).  Based on the negotiations and agreements deemed legally enforceable by our General Counsel, management estimated such coverage by the insurance carrier in a range of $7.5 million to $10 million, and thus recorded the low end of such range as an offset to the above loss.  (We subsequently actually collected $10 million of insurance proceeds on January 13, 2009 and paid the $40 million settlement on February 2, 2009.  The additional $2.5 million of insurance proceeds will be recorded in the fourth quarter of fiscal 2008 based on the final collected amounts along with any adjustments to the originally estimated legal costs.)

EITF 01-10 and SFAS 5 both provide guidance on this topic, and confirm that an asset relating to insurance recovery should be recognized only when realization of the claim for insurance recovery of a loss recognized in the financial statements is deemed probable (as defined by SFAS 5 – i.e., the future event is likely to occur).  We did note that SFAS 5 also dictates that a gain should not be recognized until any contingencies relating to insurance claims have been resolved.  However, in this situation, a gain is defined as a recovery of a loss not yet recognized in the financial statements.  With respect to our fact pattern, the insurance recovery represents recovery of a loss already recognized in our consolidated financial statements.

Note 6. Income taxes, page 17

24.

We note your disclosure that during the 13-week period ended October 31, 2008, you filed an accounting method change request with the Internal Revenue Service. You disclose that due to this filing, you reflected various changes to previously recorded income taxes reserves, deferred taxes payable, taxes receivable, interest expense and goodwill. Please tell us the nature of the accounting method change you requested and, citing authoritative accounting guidance, explain the reasons for your adjustments to the affected items.

COMPANY RESPONSE:

Since 1996, we have maintained a wholly-owned captive insurance company that provides workers compensation and general liability insurance to entities within our consolidated group.  Historically, the income tax returns filed by the Company have been filed in accordance with the income tax law that applies to property and casualty insurance companies.  Generally, these provisions allow for the current deduction of a substantial portion of the actuarially determined insurance reserves that would otherwise not be deductible until paid.  Under  FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, (FIN 48), the current deduction of these insurance reserves would not meet the more-likely-than-not standard as outlined in paragraph 6 of FIN 48.  Accordingly, a FIN 48 income tax reserve was recorded for the cumulative impact on income taxes payable of the current deduction of such insurance reserves.

No issue existed as to the ultimate deductibility of the insurance reserves as they would, at some future point in time, be deductible.  The issue was whether they were currently deductible.  The insurance reserves therefore represent a temporary difference as defined in paragraph 13 of SFAS No. 109, “Accounting for Income Taxes”, (FAS 109).   FIN 48, paragraph 18, indicates that its application may create a deductible temporary difference.   The application of FIN 48 to this matter, created an income tax reserve related to the current deductibility of the insurance reserves and also created a deductible temporary difference resulting in the recording of a deferred tax asset representing the future income tax benefit that would result when the insurance reserves eventually became deductible for income tax purposes.

Interest expense was recorded, due to the reduction in income taxes paid due to the current deduction of the insurance reserves, as required by paragraph 15 of FIN 48.  Interest expense was recorded for all income tax returns that were still subject to examination by the Internal Revenue Service (IRS).  This resulted in a liability for income tax related interest that existed as of July 7, 2007, and was therefore included in our application of purchase accounting (and the resulting amount of recorded goodwill) as of that date.  Additional interest expense was recorded for the period of time after the July 7, 2007, application of purchase accounting due to the presence of additional open income tax years and the accrual of additional interest on pre-July 7, 2007 income tax years that remained open. (Upon adoption of FIN 48, we elected to account for income tax related interest expense as additional income tax expense.  References in this response referring to interest expense are referring to income tax related interest expense that is included in the amount of income tax expense that has been recorded on our statement of operations.)

During October 2008, we elected to file an accounting method change with the IRS related to its tax treatment of the insurance reserves as being currently deductible.  Voluntary accounting method change requests filed by taxpayers not under examination by the IRS generally provide the taxpayer with the ability to pay any income taxes owed on the cumulative change over a four year period.  In addition, the taxpayer is generally provided with assurance that the IRS will not raise the issue in an examination of a prior tax year (generally referred to as audit protection).  We were not under examination at the time that this accounting method change request was filed.  The implementation of this particular accounting method change requires the approval of the IRS.  The proposed change results in the acceleration of the payment of income tax to the government.  Prior to filing this accounting method change, our third party income tax advisors discussed the proposed filing with the IRS on a non-binding, no-name basis.  Although the outcome of the matter is not certain, based upon the fact that the method change is very beneficial to the government and based upon the no-name conversations that took place with the IRS prior to the filing of the accounting method change, it is expected that the IRS will grant the change with the additional tax to be paid over a four year period (starting with the 2008 income tax year) and provide us with audit protection for our open tax years as related to this issue.  As of the date of this letter, we have not received a response from the IRS on this matter.

FIN 48 requires a two step approach to the recognition of an uncertain income tax position.  First, it must be determined that the position is more-likely-than-not to be sustained upon examination by the taxing authorities (FIN 48 paragraphs 5 through 7).  Where deductibility is certain but the timing of the deduction is uncertain, the position is considered to have met the more-likely-than-not standard.  (FIN 48 paragraph A26.)  If the recognition threshold is met, the benefit to be recognized is equal to the “largest amount of the tax benefit that is greater than 50 percent likely of being realized”.  (FIN 48 paragraph 8.)  FIN 48, paragraph 12, indicates that subsequent measurement (and presumably changes in measurement) is to “be based on management’s best judgment given the facts, circumstances, and information available at the reporting date”.  The paragraph goes on to indicate that the position’s resolution need not be certain in order to subsequently measure the position.

After discussions with our income tax advisors on this matter, we believe that the IRS will grant the accounting method change request with the resulting income tax to be paid in tax years 2008 through 2011 and, as audit protection is expected to apply, no changes will be made in prior income tax years related to the deductions that were previously claimed.  This change in judgment is a result of the filing of the accounting method change during the 13 week period ended October 31, 2008 which resulted in new facts and circumstances that existed as of that date but had not existed in a prior interim period.  In accordance with the requirements of FIN 48, as noted above, this action resulted in the recording of various amounts in the financial statements that report the results of that interim period.  Specifically:

1.

The income tax reserves were reduced as, after the filing of the accounting method change, it is believed that it is likely that the accounting method change will be granted.  The largest amount of the tax benefit greater than 50 percent likely to be realized was recorded as a reduction in the previously reserved amount.

2.

The deferred income taxes payable were increased to recognize the expected requirement to pay three-quarters of the additional income tax, as required by the accounting method change, over the next three year period.

3.

For several reasons, we were in an income tax receivable position as of October 31, 2008.  The income tax receivable was reduced to reflect the portion of the additional income tax to be paid in 2008 (the first year of the four year payment period related to the accounting method change).

4.

Interest expense was reduced due to the reversal of the income tax reserve that was recorded during the post-purchase accounting period related to this issue.  As this portion of the income tax reserve is no longer required, the related interest reserve is also not required.

5.

Goodwill was reduced to reflect the reversal of the income tax reserve that related to pre-acquisition income tax years that had accrued as of the date of the application of purchase accounting.  As we have not yet adopted the provisions of SFAS 141R, “Business Combinations”, the relevant authority for this accounting treatment is EITF 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination”.

*            *            *            *            *

General

In connection with responding to your comments, the Company acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosures in its filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•

It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to respond to any further questions or suggestions you or the staff may have in connection with our periodic filings.  Please feel free to contact me directly at (615) 855-5542 or David Tehle, our Chief Financial Officer, at (615) 855-5506.

Sincerely,

/s/ Richard W. Dreiling

Richard W. Dreiling

Chairman and Chief Executive Officer